UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ________________
Commission File Number 001-34267
A. Full title of the Plan:
PENWEST PHARMACEUTICALS CO.
SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
PENWEST PHARMACEUTICALS CO.
2981 Route 22, Suite 2
Patterson, NY 12563-2335

Penwest Pharmaceuticals Co.
Savings Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Penwest Pharmaceuticals Co. Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Stamford, Connecticut June 17, 2010	/s/ Ernst & Young LLP

Penwest Pharmaceuticals Co. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments:
Short term investments	$5,300,162	$4,173,246
Penwest Pharmaceuticals Co. common stock	262,716	121,559
Participant loans	21,000	13,737

	5,583,878	4,308,542
Employer contributions receivable	11,249	26,303

Net assets available for benefits	$5,595,127	$4,334,845

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$976,098	$(1,786,446)
Interest and dividends	22,588	31,066

	998,686	(1,755,380)

Contributions:
Participants	486,129	535,296
Rollover	2,501	70,809
Employer	219,690	252,842

	708,320	858,947

Net increase (decrease)	1,707,006	(896,433)

Deductions
Benefits paid to participants	445,216	554,173
Deemed distributions of participant loans	—	60,075
Administrative expenses	1,508	1,143

Total deductions	446,724	615,391

Net increase (decrease) in net assets available for benefits	1,260,282	(1,511,824)

Net assets available for benefits:
Beginning of year	4,334,845	5,846,669

End of year	$5,595,127	$4,334,845

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s administrative committee (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all employees of the Company. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. Prudential Retirement Insurance and Annuity Company (“PRIAC”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may contribute from 1% up to 15% of pre-tax compensation, as defined in the Plan. In addition, any participant who was eligible to make a pre-tax contribution and who has attained age 50 by the end of the Plan year is eligible to make a catch-up contribution. The maximum annual catch-up contribution was $5,500 and $5,000 for 2009 and 2008, respectively. The 15% limit set forth above does not apply to catch-up contributions. The Company may make quarterly matching contributions, as defined in the Plan, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan, up to 6% of each participant’s pre-tax compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan year; however, no such discretionary contributions were made for 2009 and 2008.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions, related Company matching and discretionary contributions, if any, and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions; however, forfeitures may also be applied against the Plan’s administrative expenses and for the reinstatement of previously forfeited balances. Forfeitures of $18,963 and $21,259 were applied to reduce Employer contributions for 2009 and 2008, respectively.
Vesting
Participants are immediately vested in their contributions, as well as in any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as in any earnings thereon, is based on years

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
of credited service and vest in accordance with the following schedule:

Credited Service	% Vested

Less than one year	0%
One year	25%
Two years	50%
Three years	75%
Four years or more	100%
In the event of disability, attainment of age 65 or death of a participant, the related Employer contributions and earnings thereon become fully vested.
Investment Options
All of the Plan’s investment programs are fully participant-directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan’s current investment options.
Payment of Benefits
Upon termination, permanent disability or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined in accordance with a loan policy adopted by the Plan Administrator.
Interest rates on outstanding loans as of December 31, 2009 and 2008 range from 4.25% to 5.25% and 5.25% to 8.75%, respectively. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant’s account.
Expenses
Investment management expenses are charged to the Plan’s underlying investment funds, and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Partial Plan Termination
In connection with the Company’s efforts to manage its overhead cost structure, during 2009, the Company implemented organizational restructurings whereby it eliminated certain positions, resulting in the termination of a number of employees who were participants in the Plan. As a result, the Company determined that a partial plan termination occurred in the 2009 Plan year, and participants terminated as a result of these restructurings became fully vested in any Company contributions in which they were not already 100% vested.
2. Summary of Accounting Policies
Recent Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for financial statements issued for periods ending after June 15, 2009. The Plan’s adoption of FSP 157-4 did not have a material effect on its financial statements.
In June 2009, the FASB issued Accounting Standards Update 2009-01, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“ASU 2009-01”). The FASB Accounting Standards Codification (the “Codification”) is intended to be the source of authoritative U.S. generally accepted accounting principles (“GAAP”) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. This authoritative guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing GAAP for public companies and its adoption by the Plan had no effect on the Plan’s financial statements. The Plan has conformed its financial statement footnote disclosures to the Codification, where applicable.
In August 2009, the FASB issued Accounting Standards Update 2009-05, “Fair Value Measurements and Disclosures” (“ASU 2009-05”). The purpose of this authoritative guidance is to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses either the quoted price of the identical liability when traded as an asset or the quoted prices for similar liabilities or similar liabilities when traded as assets. This guidance is effective upon issuance. The Plan’s adoption of ASU 2009-05 as of September 30, 2009 did not have a material effect on its financial statements.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)” (“ASU 2010-06”). This authoritative guidance provides amendments to Subtopic 820-10 and related guidance within U.S. GAAP to require disclosure of the transfers in and out of Levels 1 and 2, and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements. It also amends disclosure requirements to increase the required level of disaggregate information regarding classes of assets and liabilities that make up each level, and more detail regarding valuation techniques and inputs. This guidance is effective for fiscal years beginning on or after December 15, 2009, except for the disclosure regarding Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Plan adopted the applicable portions of this guidance as of December 31, 2009, which had no material effect on its financial statement disclosures. The Plan’s management is currently evaluating the impact that the future adoption of the remainder of this guidance may have on its financial statement disclosures.
Investment Valuation and Income Recognition
Except for the Guaranteed Income Fund (described below), the Plan’s investments are stated at fair value. Pooled separate accounts and mutual funds are valued at fair market value based on quoted market prices of underlying investments and are represented by the net unit values held by the Plan at year-end. The Company’s common stock is valued at the last reported sales price on the last business day of the year. Participant loans are valued at their outstanding balances, which approximate fair value. See Note 3 for further discussion of fair value measurement.
Purchases and sales of investments are recorded on their respective trade dates. Interest income is recorded on the accrual basis.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has entered into a fully benefit-responsive group annuity insurance contract (the “Contract”) with PRIAC. The statements of net assets available for benefits present the fair value of the Contract; however, no adjustment from fair value to contract value was necessary as contract value approximates fair value. The Contract is supported by the general assets of PRIAC and has no maturity date. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Fully Benefit-Responsive Investment Contract
Crediting interest rates under the Contract are announced in advance and are guaranteed for six-month periods. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Crediting rates are set by PRIAC in response to many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the Contract is 1.50%. The crediting interest rates for this fund were as follows: 3.0% for January 1, 2009

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
through June 30, 2009; 2.45% for July 1, 2009 through December 31, 2009; 3.4% for January 1, 2008 through June 30, 2008; and 3.25% for July 1, 2008 through December 31, 2008. For all fully benefit-responsive investment contracts, the average yield earned by the Plan, and the average yield earned and credited to participants was 2.72% for 2009 and 3.32% for 2008. There are no reserves against contract values for credit risk of contract issues or otherwise. PRIAC has the contractual right to defer a transfer or distribution in the event that the total transfers or distributions from the Contract’s pool exceed ten percent of the pool’s balance on January 1. The Plan Administrator believes the occurrence of events allowing for a deferral is not probable at this time. PRIAC did not invoke this deferral provision in 2009 or 2008.
The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the Contract and settle for an amount different from contract value. The Contract provides payment options of the contract value for surrendering the Contract; however, the Company does not intend to surrender the Contract.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Fair Value Measurement
Financial assets and financial liabilities are required to be measured and reported on a fair value basis using the following three categories for classification and disclosure purposes:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3: Unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company also considers counterparty credit risk in its assessment of fair value. A description of the valuation methodologies used for assets measured at fair value is contained in Note 2. There have been no changes in the valuation methodologies used at December 31, 2009 and 2008.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total

Penwest Pharmaceuticals Co. common stock	$262,716	$—	$—	$262,716
Mutual funds:
Balanced	314,669	—	—	314,669
Equities	522,129	—	—	522,129
Equities/Income	162,843	—	—	162,843
U.S. Equities	153,193	—	—	153,193
Pooled separate accounts/funds of funds:
Fixed Income	—	548,753	—	548,753
Balanced	—	365,031	—	365,031
Lifecycle	—	1,088,474	—	1,088,474
U.S. Equities	—	648,067	—	648,067
Equities	—	371,973	—	371,973
International Equities	—	349,334	—	349,334
Guaranteed Income Fund	—	—	775,696	775,696
Participant loans	—	—	21,000	21,000

Total	$1,415,550	$3,371,632	$796,696	$5,583,878

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	Level 3 Assets
	Guaranteed	Participant
	Income Fund	Loans

Balance as of January 1, 2009	$806,735	$13,737
Interest income	21,627	—
Purchases, sales, issuances, repayments and settlements, net	(52,666)	7,263

Balance as of December 31, 2009	$775,696	$21,000

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total

Penwest Pharmaceuticals Co. common stock	$121,559	$—	$—	$121,559
Mutual funds:
Balanced	328,731	—	—	328,731
Equities	302,744	—	—	302,744
Equities/Income	117,066	—	—	117,066
U.S. Equities	98,392	—	—	98,392
Pooled separate accounts/funds of funds:
Bond	—	433,604	—	433,604
Balanced	—	281,298	—	281,298
Lifecycle	—	736,857	—	736,857
U.S. Equities	—	478,136	—	478,136
Equities	—	342,455	—	342,455
International Equities	—	247,228	—	247,228
Guaranteed Income Fund	—	—	806,735	806,735
Participant loans	—	—	13,737	13,737

Total	$968,492	$2,519,578	$820,472	$4,308,542

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Guaranteed	Participant
	Income Fund	Loans

Balance as of January 1, 2008	$797,686	$81,759
Interest income	28,497	—
Purchases, sales, issuances, repayments and settlements, net	(19,448)	(68,022)

Balance as of December 31, 2008	$806,735	$13,737

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
4. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008

Prudential Retirement Insurance and Annuity Company Funds:
Guaranteed Income Fund — 23,648 and 25,264 units, respectively	$775,696	$806,735
Alliance Bernstein Balanced Shares Fund — Class A — 16,239 and 20,033 units, respectively	314,669	328,731
Dryden S&P 500® Index Fund — 9,363 and 8,693 units, respectively	648,067	478,136
Balanced Growth Fund — 33,491 and 31,796 units, respectively	365,031	281,298
High Grade Bond Fund /GSAM Fund — 22,059 and 21,427 units, respectively	378,853	332,228
Mid Cap Growth/Artisan Partners Fund — 23,590 and 34,679 units, respectively	282,852	277,911
Lifetime Balanced Fund — 26,244 and 25,215 units, respectively	414,774	324,675
Lifetime Conservative Fund — 20,239 units	329,750	*
Franklin Balance Sheet Investment Fund — Class A — 6,364 and 4,725 units, respectively	397,676	240,829

*	Less than 5% of Plan’s net assets available for benefits.
During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2009	2008

Prudential Retirement Insurance and Annuity Company Funds:
Core Bond/BSAM Fund	$12,071	$(995)
High Grade Bond/BSAM Fund	37,986	(14,950)
Alliance Bernstein Balanced Shares Fund — Class A	38,869	(122,325)
Balanced Growth Fund	64,842	(106,466)
Lifetime Aggressive Growth Fund	31,599	(54,706)
Lifetime Growth Fund	16,491	(46,769)
Lifetime Balanced Fund	72,655	(144,844)
Lifetime Conservative Growth Fund	59,468	(60,144)
Lifetime Income & Equity Fund	11,629	(9,682)
Dryden S&P 500® Index Fund	125,934	(271,726)
Fidelity Advisor Equity Growth Account	22,035	(46,262)
Oakmark Select Fund — Class II	54,327	(51,207)
Mid Cap Growth/Artisan Partners Fund	101,236	(192,658)
Small Cap Growth/TimesSquare Fund	25,670	(32,387)

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

	Year Ended December 31,
	2009	2008
International Growth/Artisan Partners Fund	67,933	(120,622)
International Value/LSV Asset Management Fund	29,347	(70,242)
Fidelity Advisor Equity Income Account	34,088	(73,224)
Franklin Balance Sheet Investment Fund — Class A	72,635	(121,057)
Penwest Pharmaceuticals Co. common stock	97,283	(246,180)

	$976,098	$(1,786,446)

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the Plan:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$5,595,127	$4,334,845
Less: Employer contributions receivable	(11,249)	(26,303)

Net assets available for benefits per the Form 5500	$5,583,878	$4,308,542

The following is a reconciliation of Employer contributions per the financial statements to the Form 5500 for the Plan:

Year Ended
December 31, 2009

Employer contributions per the financial statements	$219,690
Add: Employer contributions receivable at December 31, 2008	26,303
Less: Employer contributions receivable at December 31, 2009	(11,249)

Employer contributions per the Form 5500	$234,744

7. Income Tax Status
In January 2008, the Plan document was amended and restated, primarily for regulatory and legislative requirements. Following the submission to the Internal Revenue Service (the “IRS”) of an application for determination letter, the Plan received a determination letter from the IRS dated March 24, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. This determination by the IRS was subject to the adoption of proposed amendments to the Plan, which were adopted by the Plan in June 2009. In its determination letter, the IRS also indicated that such letter expires on January 31, 2013. Once qualified,

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Supplemental Schedule

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2009

	Description of Investment
	Including Maturity Rate,
Identity of Issue, Borrower,	Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Current Value

* Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund — 23,648 units	$775,696
	Core Bond /BSAM Fund — 9,758 units	169,900
	High Grade Bond/ GSAM Fund — 22,059 units	378,853
	Alliance Bernstein Balanced Shares Fund — Class A — 16,239 units	314,669
	Balanced Growth Fund — 33,491 units	365,031
	Lifetime Aggressive Growth Fund — 10,862 units	167,052
	Lifetime Growth Fund — 5,403 units	85,930
	Lifetime Balanced Fund — 26,244 units	414,774
	Lifetime Conservative Growth Fund — 20,239 units	329,750
	Lifetime Income & Equity Fund — 5,370 units	90,968
	Dryden S&P 500® Index Fund — 9,363 units	648,067
	Fidelity Advisor Equity Growth Account — 1,683 units	124,454
	Oakmark Select Fund — Class II — 4,664 units	153,193
	Mid Cap Growth/Artisan Partners Fund — 23,590 units	282,852
	Small Cap Growth/TimesSquare Fund — 3,616 units	89,122
	International Growth/Artisan Partners Fund — 17,060 units	226,643
	International Value/LSV Asset Management Fund — 11,686 units	122,690
	Fidelity Advisor Equity Income Account — 3,890 units	162,842
	Franklin Balance Sheet Investment Fund — Class A — 6,364 units	397,676

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2009
(continued)

	Description of Investment
	Including Maturity Rate,
Identity of Issue, Borrower,	Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Current Value

* Prudential Retirement Brokerage Services, Inc.	Penwest Pharmaceuticals Co. common stock — 101,435 shares	262,716
* Participant Loans	Interest rates ranging from 4.25% — 5.25%; maturity dates through 2015	21,000

		$5,583,878

*	Denotes party in interest to the Plan.
The cost column is not applicable as all of the Plan’s investment programs are fully participant-directed.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co. Savings Plan
June 17, 2010	By:	/s/ Frank P. Muscolo
Frank P. Muscolo
Controller and Chief Accounting Officer Penwest Pharmaceuticals Co. Savings Plan Administrative Committee